UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. n/a)*

NUVEEN ENHANCED HIGH YIELD MUNICIPAL BOND FUND
(Name of Issuer)

MUNIFUND PREFERRED SHARES
(Title of Class of Securities)

670686401
(CUSIP Number)

Bank of America Corporation
Bank of America Corporate Center
100 North Tryon Street
Charlotte, North Carolina 28255

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 27, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 670686401

1	NAMES OF REPORTING PERSONS
Bank of America Corporation 56-0906609

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
275

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
275

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
275

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

SCHEDULE 13D

CUSIP No. 670686401

1	NAMES OF REPORTING PERSONS
Banc of America Preferred Funding Corporation 75-2939570

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
275

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
275

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
275

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Item 1	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the purchase of 275 Series A MuniFund Preferred Shares, (CUSIP No. 670686401) (“MFP Shares”) of Nuveen Enhanced High Yield Municipal Bond Fund (the “Issuer” or the “Company”).  This Statement is being filed by the Reporting Persons (as defined below) as a result of the purchase of MFP Shares by BAPFC (as defined below).  The Issuer’s principal executive offices are located at 333 West Wacker Drive, Suite 3200 Chicago, IL 60606.

Item 2	Identity and Background

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	Bank of America Corporation (“BAC”)

ii.	Banc of America Preferred Funding Corporation (“BAPFC”)

This Statement relates to the MFP Shares that were purchased for the account of BAPFC.

The address of the principal business office of BAC is:

Bank of America Corporate Center
100 North Tryon Street
Charlotte, North Carolina 28255

The address of the principal business office of BAPFC is:

214 North Tryon Street
Charlotte, North Carolina 28255

BAC and its subsidiaries provide diversified global financial services and products.  The principal business of BAPFC is to make investments and provide loans to clients.

Information concerning each executive officer, director and controlling person (the “Listed Persons”) of the Reporting Persons is listed on Schedule I attached hereto, and is incorporated by reference herein.  To the knowledge of the Reporting Persons, all of the Listed Persons are citizens of the United States, other than as otherwise specified on Schedule I hereto.

Other than as set forth on Schedule II, during the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration

The aggregate amount of funds used by the Reporting Persons to purchase the securities reported herein was approximately $27,500,000.  The source of funds was the working capital of the Reporting Persons.

The Reporting Persons declare that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Exchange Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company or (ii) a member of any group with respect to the Company or any securities of the Company.

Item 4	Purpose of the Transaction

BAPFC has purchased the MFP Shares for investment purposes.  BAPFC acquired the MFP Shares directly from the Company pursuant to the Initial Series A MuniFund Preferred Shares (MFP) Purchase Agreement dated September 27, 2022, between the Company and BAPFC (the “Purchase Agreement”) on their initial issuance for a purchase price of $27,500,000.

The Reporting Persons have not acquired the subject securities with any purpose, or with the effect of, changing or influencing control of the issuer, or in connection with or as a participant in any transaction having that purpose or effect.

Item 5	Interest in Securities of the Issuer

(a) - (b) The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.

(c) The responses of the Reporting Persons in Item 3 and Item 4 are incorporated herein by reference.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, MFP Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses of the Reporting Persons to Item 4 are incorporated herein by reference.  With respect to the MFP Shares owned by BAPFC, on September 27, 2022 BAPFC assigned certain preferred class voting rights on the MFP Shares to a voting trust (the “Voting Trust”) created pursuant to the Voting Trust Agreement, dated September 27, 2022, among BAPFC, Glass, Lewis & Co., LLC, as voting trustee (the “Voting Trustee”) and as voting consultant (the “Voting Consultant”).  Voting and consent rights on the MFP Shares not assigned to the Voting Trust have been retained by BAPFC.  The Voting Trust provides that with respect to voting or consent matters relating to the voting rights assigned to the Voting Trust, the Voting Consultant analyzes such voting or consent matters and makes a recommendation to the Voting Trustee on voting or consenting.  The Voting Trustee is obligated to follow any such recommendations of the Voting Consultant when providing a vote or consent.

Item 7	Material to be Filed as Exhibits

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement

99.2	Limited Power of Attorney

99.3	Voting Trust Agreement dated September 27, 2022

99.4	Initial Series A MuniFund Preferred Shares (MFP) Purchase Agreement dated September 27, 2022

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 29, 2022

BANK OF AMERICA CORPORATION

	By:	/s/ Michael Jentis
	Name:	Michael Jentis
	Title:	Authorized Signatory

BANC OF AMERICA PREFERRED FUNDING CORPORATION

	By:	/s/ Michael Jentis
	Name:	Michael Jentis
	Title:	Authorized Signatory

LIST OF EXHIBITS

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement

99.2	Limited Power of Attorney

99.3	Voting Trust Agreement dated September 27, 2022

99.4	Initial Series A MuniFund Preferred Shares (MFP) Purchase Agreement dated September 27, 2022

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF
REPORTING PERSONS

The following sets forth the name and present principal occupation of each executive officer and director of Bank of America Corporation.  The business address of each of the executive officers and directors of Bank of America Corporation is Bank of America Corporate Center, 100 North Tryon Street, Charlotte, North Carolina 28255.

Name	Position with Bank of America Corporation	Principal Occupation

Brian T. Moynihan	Chairman of the Board and Chief Executive Officer	Chairman of the Board and Chief Executive Officer of Bank of America Corporation

Paul M. Donofrio	Vice Chair	Vice Chair of Bank of America Corporation

Thong M. Nguyen	Vice Chair, Head of Global Strategy & Enterprise Platforms	Vice Chair, Head of Global Strategy & Enterprise Platforms of Bank of America Corporation

Bruce R. Thompson	Vice Chair, Head of Enterprise Credit	Vice Chair, Head of Enterprise Credit of Bank of America Corporation

Dean C. Athanasia	President, Regional Banking	President, Regional Banking of Bank of America Corporation

James P. DeMare	President, Global Markets	President, Global Markets of Bank of America Corporation

Kathleen A. Knox	President, The Private Bank	President, The Private Bank of Bank of America Corporation

Matthew M. Koder	President, Global Corporate and Investment Banking	President, Global Corporate and Investment Banking of Bank of America Corporation

Bernard A. Mensah	President, International; CEO, Merrill Lynch International	President, International of Bank of America Corporation and CEO, Merrill Lynch International

Andrew M. Sieg	President, Merrill Wealth Management	President, Merrill Wealth Management

Aditya Bhasin	Chief Technology and Information Officer	Chief Technology and Information Officer of Bank of America Corporation

D. Steve Boland	Chief Administrative Officer	Chief Administrative Officer of Bank of America Corporation

Alastair Borthwick	Chief Financial Officer	Chief Financial Officer of Bank of America Corporation

Sheri Bronstein	Chief Human Resources Officer	Chief Human Resources Officer of Bank of America Corporation

Geoffrey Greener	Chief Risk Officer	Chief Risk Officer of Bank of America Corporation

Thomas M. Scrivener	Chief Operations Officer	Chief Operations Officer of Bank of America Corporation

Lauren Anne Mogensen	Global General Counsel	Global General Counsel of Bank of America Corporation

Lionel L. Nowell, III	Lead Independent Director	Lead Independent Director, Bank of America Corporation; Former Senior Vice President and Treasurer, PepsiCo, Inc.

Sharon L. Allen	Director	Former Chairman of Deloitte LLP

Frank P. Bramble, Sr.	Director	Former Executive Vice Chairman, MBNA Corporation

Pierre J.P. de Weck1	Director	Former Chairman and Global Head of Private Wealth Management, Deutsche Bank AG

Arnold W. Donald	Director	Former President and Chief Executive Officer, Carnival Corporation & Carnival plc

Linda P. Hudson	Director	Former Executive Officer, The Cardea Group, LLC and Former President and Chief Executive Officer of BAE Systems, Inc.

Monica C. Lozano	Director	Chief Executive Officer, College Futures Foundation and Former Chairman, US Hispanic Media Inc.

Denise L. Ramos	Director	Former Chief Executive Officer and President of ITT Inc.

Clayton S. Rose	Director	President of Bowdoin College

Michael D. White	Director	Lead Director of Kimberly-Clark Corporation; Former Chairman, President, and Chief Executive Officer of DIRECTV

Thomas D. Woods2	Director	Former Vice Chairman and Senior Executive Vice President of Canadian Imperial Bank of Commerce; Former Chairman, Hydro One Limited

R. David Yost	Director	Former Chief Executive Officer of AmerisourceBergen Corp.

Maria T. Zuber	Director	Vice President for Research and E.A., Griswold Professor of Geophysics, MIT

Jose E. Almeida	Director	Chairman, President and Chief Executive Officer of Baxter International Inc.

1 Mr. de Weck is a citizen of Switzerland.

2 Mr. Woods is a citizen of Canada.

The following sets forth the name and present principal occupation of each executive officer and director of Banc of America Preferred Funding Corporation.  The business address of each of the executive officers and directors of Banc of America Preferred Funding Corporation is 214 North Tryon Street, Charlotte, North Carolina 28255.

Name	Position with Banc of America Preferred Funding Corporation	Principal Occupation

John J. Lawlor	Director and President	Managing Director, Municipal Markets and Public Sector Banking Executive of BofA Securities, Inc. and Bank of America, National Association

Edward H. Curland	Director and Managing Director	Managing Director, Municipal Markets Executive for Trading of BofA Securities, Inc. and Bank of America, National Association

James Duffy	Managing Director	Director; MBAM BFO, The CFO Group of Bank of America, National Association

Michael I. Jentis	Managing Director	Managing Director, Head of Sales – Public Finance of BofA Securities, Inc. and Bank of America, National Association

Mona Payton	Managing Director	Managing Director, Municipal Markets Executive for Short-Term Trading of BofA Securities, Inc. and Bank of America, National Association

Edward J. Sisk	Director and Managing Director	Managing Director, Public Finance Executive of BofA Securities, Inc. and Bank of America, National Association

John B. Sprung	Director	Corporate Director

David A. Stephens	Director and Managing Director	Managing Director, Executive for Public Finance and Public Sector Credit Products of BofA Securities, Inc. and Bank of America, National Association

SCHEDULE II

LITIGATION SCHEDULE

Bank of America Corporation and certain of its affiliates, including BofA Securities, Inc. (“BofA Securities,” successor in interest to Merrill Lynch, Pierce, Fenner & Smith Incorporated) and Bank of America, N.A., have been involved in a number of civil proceedings and regulatory actions which concern matters arising in connection with the conduct of its business.  Certain of such proceedings have resulted in findings of violations of federal or state securities laws.  Such proceedings are reported and summarized in the BofA Securities Form BD as filed with the SEC, which descriptions are hereby incorporated by reference.